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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GORIAN INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 WEST FIFTH STREET
(No. and Street)

SAN BERNARDINO (City) CA (State) 92401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES E. PAINTER (909) 888-7551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOREN MCADAM CHRISTENSON LLP
(Name – *if individual, state last, first, middle name*)

P.O. BOX 8010 (Address) REDLANDS (City) CA (State) 92375 (Zip Code)

PROCESSED
JUL 06 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 11 2006
WASH 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES E. PAINTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GORIAN INVESTMENT GROUP, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHIEF FINANCIAL OFFICER

Signature

Title

see attached jurat

Jill Trick

Notary Public

JILL TRICK
COMM. #1637260
Notary Public - California
San Bernardino County
My Comm. Expires Jan. 17, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GORIAN INVESTMENT GROUP INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Security and Exchange Commission

December 31, 2005

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Jurat

State of California }
County of San Bernardino } ss.

Subscribed and sworn to (or affirmed) before me Jill Trick
Name of commissioned notary

on this 7th day of April, 2006 by Charles E. Painter
Date of notarization Name of affiant

☒ personally known to me or ☐ provided to me on the basis of satisfactory evidence

to be the person who appeared before me.

JILL TRICK
COMM. #1637260
Notary Public · California
San Bernardino County
My Comm. Expires Jan. 17, 2010
NR01

WITNESS my hand and official seal.

Jill Trick
Notary's Signature

Stamp clear impression of notary seal above.

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED

Annual Audited Report Form X-17A-5 Part III
Title of Document

4 including this Jurat
Number of Pages

4-7-2006
Document Date

Other Information